

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2012

<u>Via Email</u>
Kevin Nichols
Chief Executive Officer
Essense Water, Inc.
4327 S Pittsburg
Spokane, WA 99203

> **Re: Essense Water, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 26, 2012**
> **File No. 333-180978**

Dear Mr. Nichols:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General Comments</u>

1.   Item 601(b)(101) of Regulation S-K requires interactive data to be submitted as an exhibit to Form S-1, Form 10-Q, and Form 10-K in a filing by a smaller reporting company that contains financial statements for a fiscal period ending after June 15, 2011. Please amend your Form S-1 and the Forms 10-Q for the periods ended February 29, 2012 and November 30, 2011 to submit the exhibits required by Item 601(b)(101) of Regulation S-K.

2.   The Form S-1 declared effective June 9, 2010 states the offering will terminate 90 days from the prospectus date and includes an undertaking to file a post-effective amendment to deregister unsold securities at the termination of the offering. Based on your current disclosure, you do not appear to have sold any securities on your prior Form S-1. Please file the post effective amendment required by Item 512 of Regulation S-K.

Form S-1 filed April 26, 2012

Signatures

3.   Please amend your Form S-1 to provide the signatures of your Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, and a majority of your Board of Directors in their respective capacities, in addition to the signature on behalf of the registrant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director